

Mike Merrill · 3rd

Chief Product Officer at Clash TV

San Francisco, California, United States · 500+ connections ·
Contact info

 ClashTV

 University of California, Los Angeles

Experience


Chief Product Officer
ClashTV
Nov 2020 – Present · 5 mos
San Francisco Bay Area


Modality.AI
2 yrs 10 mos

Senior Advisor to the CEO
Jul 2019 – Present · 1 yr 9 mos

CEO
Jun 2018 – Jul 2019 · 1 yr 2 mos
San Francisco, California

Modality.ai uses conversational AI to detect neurological conditions. We engage participants, capturing speech and facial features to isolate biomarkers associated with ALS, stroke, and ASD.
• Built worldwide team of speech, dialog, and vision AI expertise
• Deployed HIPAA-compliant platform and scaled   ...see more


Sr. Director, New Product/AI Commercialization
Educational Testing Service (ETS)
2016 – 2018 · 2 yrs
San Francisco Bay Area

Led efforts to commercialize various AI capabilities (NLP, Speech Assessment, & Dialogic Systems) both as direct-to-consumer products and via partnerships:
• Drove efforts to brand the "ETS AI Portfolio", positioning, and marketing material
• Led efforts to provide platform for SpeechRater, a speech evaluation capability for En ...see more


Executive Director, Product
Kaplan
Mar 2012 – 2016 · 4 yrs
Greater New York City Area

Part of an executive team that brought Bar Review to profitability by dramatically growing market share while scaling economically:
• Led team of 20 to develop integrated pedagogical system both online and offline that has helped tens of thousands to pass bar exams across the U.S.   ...see more


Director of Digital Product Management
Scholastic
Apr 2011 – Mar 2012 · 1 yr
Greater New York City Area

Led robust gaming website http://the39clues.scholastic.com/ that has 1.7+ million users:
• Moved development team to Agile Methodology, resulting in decreased costs and early, reliable delivery of online assets
• Transitioned gaming from Flash to HTML 5 and the Unity platform   ...see more

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Education


University of California, Los Angeles
Ph.D.


Brown University
B.A.


Rice Memorial High School

Licenses & certifications



Machine Learning Foundations: A Case Study Approach
Coursera Course Certificates
Issued Dec 2016 · No Expiration Date
Credential ID SUT7J2PNCFCB

See credential



edX Verified Certificate for Introduction to Python for Data Science
edX

See credential

Skills & endorsements

Product Management · 48

Endorsed by **Jonathan Bertfield**, who is highly skilled at this

 Endorsed by **9** of Mike's colleagues at Kaplan

Strategy · 29

 Endorsed by **Nick Almond** and 1 other who is highly skilled at this

 Endorsed by **4** of Mike's colleagues at Kaplan

User Experience · 27

 Endorsed by **Bill Curtis-Davidson** and 1 other who is highly skilled at this

 Endorsed by **4** of Mike's colleagues at Kaplan

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Recommendations

Received (3)   Given (0)



Benjamin Hanley
Sr. Innovation Manager at New York eHealth Collaborative
December 20, 2013, Benjamin reported directly to Mike

Mike is an outstanding product development professional, extremely insightful and results-driven. He is able to see where education and technology trends are heading, build a strong case for change using relevant data, and implement difficult organizational changes to reposition the company in o... See more



Janet Pinto
Chief Academic Officer and Chief Marketing Officer, Curriki
February 11, 2013, Janet worked with Mike in different groups

Mike is an amazingly generous colleague and smart strategist. I highly recommend Mike as he can take a complex challenge and develop an "on target" product strategy and make it work. I would love to work ith Mike again!

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